Exhibit 99.70

FOR IMMEDIATE RELEASE

GoldMining Announces Resource Estimate for the Yellowknife Gold Project, Northwest Territories, Canada

Highlights:

●

Updated mineral resource for the Yellowknife Project includes a measured and indicated resource of 1,059,000 ounces grading 2.33 g/t gold and an inferred resource of 739,000 ounces grading 2.47 g/t gold (Table 1);

●

This resource estimate increases GoldMining's aggregated measured and indicated resource to 10,530,000 ounces gold (13,429,000 ounces gold equivalent) and aggregated inferred resource to 12,444,000 ounces gold (14,896,000 ounces gold equivalent) resulting in a 13% increase in the measured and indicated categories and an 11% increase in the inferred category across all of its Projects (Table 2);

●

Extensive historic exploration work completed on the Project including diamond drilling (231,600 m in 1,061 holes), underground development (2,399 m), bulk sampling (10,200 t) and positive metallurgical studies;

●

Project is accessible by permitted winter road extending 95 km north from Yellowknife with nearby infrastructure including hydro-electric power, air transportation, service providers and skilled workforce; and

●	Located in the mining-friendly jurisdiction of the Northwest Territories, home to major mines operated by DeBeers, Rio Tinto, and The Washington Companies.

Vancouver, British Columbia – March 4, 2019 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce an updated mineral resource estimate for its 100% owned Yellowknife Gold Project (the "Yellowknife Project" or the "Project"), Northwest Territories, Canada. The mineral resource estimate was prepared by SRK Consulting (U.S.), Inc. ("SRK") and includes a measured and indicated resource of 14,108,000 tonnes grading 2.33 g/t gold (1,059,000 ounces) and an inferred resource of 9,302,000 tonnes grading 2.47 g/t gold (739,000 ounces) using a variable cut-off of 0.5 and 1.5 g/t gold for pit constrained and underground resources, respectively.

This resource estimate updates the previously disclosed historic estimate completed by the previous owner of the Project, and importantly represents an 18% increase in the measured and indicated resource grade versus the historic estimate. Since its acquisition of the Project, GoldMining has identified numerous areas for exploration, as well as additional targets for follow-up within its large land package.

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Commenting on today's news release, Garnet Dawson, CEO of GoldMining commented, "The Yellowknife Gold Project is located in the underexplored Yellowknife Greenstone Belt, host to historic gold mines including the Con and Giant Mines located adjacent to the city of Yellowknife and the Discovery Mine, located on GoldMining's property. Since acquiring the Project, the Company has focused on compiling the large historic database, updating the historic resource estimate and applying for new Land Use Permits and Water Licence necessary for future exploration programs. With the updated resource estimate announced today and the necessary government approvals expected in the next few months, the Project is well positioned to advance to the next stage of economic study."

The Yellowknife Project includes five gold deposits with resource estimates, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake, which are located 50 to 95 km north of the city of Yellowknife. Adjacent to the Ormsby deposit, a 50-person winterized camp is accessible by winter road or by air via a 1,000-metre-long gravel airstrip from Yellowknife.

Gold mineralization at Nicholas Lake is hosted in a sub-vertical shear zone that strikes east-west across a granodiorite body or within meta-sedimentary rocks in close proximity of the granodiorite. The shear zone contains quartz-sulphide veins with associated gold mineralization within a zone of silica and sericite altered granodiorite. The zone measures approximately 125 m wide, has a strike length of 225 m and is open at the current explored depth of 450 m below surface. The deposit is defined by 27,590 m of surface and underground diamond drilling in 141 holes and 820 m of underground development.

The Bruce and Ormsby deposits are hosted in a sub-vertical, northeast striking shear zone along the eastern margin of amphibolite near the contact with adjacent meta-sedimentary rocks. Quartz-sulphide veins and associated gold mineralization have several orientations typically striking AZ320º to AZ340º and dipping 10º to 50º to the southwest. The Ormsby deposit varies from 75 to 150 m in width, has a strike length of 1,000 metres and is open at the current explored depth of 550 m. The deposits are defined by 157,570 m of surface and underground diamond drilling in 707 holes and 1,579 m of underground development.

Goodwin Lake deposit is hosted in a sub-vertical, northeast striking shear zone that cuts gabbroic rocks. Similar to the Bruce and Ormsby deposits, quartz-sulphide veins and associated gold mineralization within the shear zone have several orientations with more prominent vein sets striking northeast and dipping steeply parallel to the shear zone and a shallow dipping, cross-cutting vein set that strikes northwest. The deposit varies from 25 to 75 m in width, has a strike length of 350 m and has been intersected in drill holes to a depth of 200 m, where the deposit remains open. The Goodwin Lake deposit is defined by 5,930 m of surface diamond drilling in 28 holes.

Clan Lake deposit is hosted in a sub-vertical, northwest striking shear zone that cuts felsic to mafic meta-volcanic rocks. Quartz-sulphide veins with associated gold mineralization differ greatly in orientation and overall controls to vein geometry are poorly understood. Veins commonly have haloes of silica and sericite alteration. The Main Zone at Clan Lake, that is host to the bulk of the resource, ranges from approximately 125 to 250 m in width, has a strike length of 1,200 m and has been intersected in drill holes to a depth of 400 m below surface, where it is still open. A second zone named the 330 Zone has been defined to the South West of the Main Zone, which dips steeply northeast and has a strike length of possibly 600 m with an average thickness of less than 5 m. The Clan Lake deposit is defined by 40,515 m of surface diamond drilling in 185 holes.

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Sulphide mineralogy at Ormsby, Bruce, Goodwin Lake and Clan Lake consists of pyrrhotite, pyrite and arsenopyrite with minor chalcopyrite, sphalerite and galena. At Nicholas Lake, sulphide mineralogy includes arsenopyrite, pyrite, pyrrhotite, sphalerite, galena, chalcopyrite and scheelite.

Metallurgical test work has been performed on composite drill holes and bulk samples from the Nicholas Lake, Ormsby and Clan Lake deposits.

Estimation Methodology

The following table sets forth the estimated mineral resource for the Yellowknife Gold Project.

Table 1: Mineral Resource Statement1, Yellowknife Gold Project, Northwest Territories, SRK Consulting (U.S.), Inc., March 1, 20192.

Deposit Type	Deposit Area	Resource Category	Quantity	Average	Contained Metal
			000’s	Grade	000’s
			Tonnes	Au g/t	Au Oz
	Ormsby[3,4]	Measured	1,176	2.12	80
	Subtotal		1,176	2.12	80
	Ormsby[3],4		10,568	2.25	766
	Bruce[3,4]		244	1.85	15
	Clan Lake[3,4]	Indicated	0	0.00	0
	Nicholas Lake[3,4]		1,550	2.72	137
Pit Constrained	Subtotal		12,362	2.31	917
	Subtotal	Measured & Indicated	13,538	2.29	997
	Ormsby[3,4]		1,382	2.30	102
	Bruce[3,4]		591	1.80	34
	Clan Lake[3,4]	Inferred	1,548	1.82	91
	Goodwin Lake[3,4]		870	1.18	33
	Nicholas Lake[3,4]		1,073	2.15	74
	Subtotal		5,464	1.90	334

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	Ormsby[5,6]		524	3.41	57
	Bruce[5,6]		37	2.87	3
Underground	Clan Lake[5,6]	Indicated	0	0.00	0
	Nicholas Lake[5,6]		10	2.95	1
	Subtotal		571	3.36	62
	Ormsby[5,6]		1,423	3.69	169
	Bruce[5,6]		502	2.94	48
	Clan Lake[5,6]	Inferred	1,226	2.74	108
	Nicholas Lake[5,6]		687	3.59	80
	Subtotal		3,838	3.28	405
All	Total	Measured & Indicated	14,108	2.33	1,059
	Total	Inferred	9,302	2.47	739

Table 1 Notes:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.

3.	Pit constrained resources with reasonable prospects of eventual economic extraction stated above a 0.50 g/t Au cut-off.

4.	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t.

5.	Underground resources with reasonable prospects of eventual economic extraction stated as contained within gold grade shapes above a 1.50 g/t Au cut-off.

6.	Mineral resource tonnage and grade with reasonable prospects of eventual economic extraction are reported as undiluted and reflect a bench height of 3.0 m.

SRK obtained the drill hole databases from archived files used in the 2012 feasibility study mineral resource estimate. The databases were imported into Seequent Leapfrog® Geo ("Leapfrog") on which SRK performed standard validation tests to ensure the integrity of the database. Geological and mineralized domains (wireframes) were constructed for each deposit based on surface mapping, core logging and historical records. Geological and gold grade domains were constructed using three-dimensional implicit and explicit modelling along identified historical mineralization trends.

Wireframes produced in Leapfrog along with the drill hole databases were subsequently imported into Datamine™ Studio RM Software (Datamine™) for block model estimation. Block models were constructed for each deposit using 3 by 3 by 3 m block dimensions, similar to the block size used in the 2012 estimate to reflect the selective mining unit. Gold samples were composited to 1.5 m in length within each domain that honored the domain boundaries. Erratic high-grade gold outliers were analyzed at each of the deposits utilizing Phinar Software's X10 software, which were then analyzed both visually and statistically for breaks in trend. Key breaks in the gold grade were reviewed and the percentage of samples capped, impact on the mean grade, and the reduction in the co-efficient of variation were noted. Variography was used to model the grade continuity and to determine the search ellipse orientations and dimensions for interpolation at each deposit.

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SRK completed Kriged (Ordinary Kriging), Inverse Distance Squared and Nearest Neighbor estimates for each deposit. Ordinary Kriging was chosen as the primary estimation method for all deposits except for Clan Lake, which displayed relatively poor geostatistical continuity and inverse distance squared was used for interpolation. This lower confidence was reflected in the inferred classification of the deposit. Grades were interpolated into each block using a two- or three-pass estimation methodology using ever increasing search ellipses for each pass. Validation of the model was completed by comparison of the block model and drill hole grades by visual inspections in section and plan across the deposit.

Resource Classification

Block model quantities and grade estimates for the Project were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

SRK's classification system is similar to that used in the 2012 estimate with adjustments at some deposits based on re-interpretation of geology.

Nicholas Lake

Indicated Mineral Resources were blocks within the modelled veins above the 150 m elevation that were informed by a minimum of 2 drill holes on either the first or second search pass.

Inferred Mineral Resources were blocks in the model that do not meet the criteria for Indicated resources and have been informed by a minimum of one drill hole on the second or third estimation search pass.

Ormsby and Bruce

Measured Mineral Resources (Ormsby only) were blocks informed by a minimum of 2 drill holes within a drill spacing of 12.5 m and deemed to have sufficient geological confidence to confirm grade continuity.

Indicated Mineral Resources were blocks informed by a minimum of two drill holes internal to either the Measured or the Indicated classification solids and estimated on either the first or second estimation pass.

Inferred Mineral Resources were blocks in the model that do not meet the criteria for Measured or Indicated resources and have been informed by a minimum of one drill hole on the third estimation search pass.

Goodwin Lake

All blocks have been classified as Inferred Mineral Resources due to the relatively wide drill hole spacing.

Clan Lake

All blocks have been classified as Inferred Mineral Resources due to the relatively wide drill hole spacing, lack of geological continuity as displayed in the variography and during the geological modelling process.

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Reasonable prospects for eventual economic extraction of the resource were met by reporting the resource within a conceptual pit shell using a cut-off grade of 0.5 g/t and resources below the pit using a cut-off grade of 1.5 g/t gold. Conceptual pit shells were generated using Maptek Lerchs Grossman software for pit optimization. The conceptual pit delineated resource is reported within a conceptual pit shell using an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t. Underground resources with reasonable prospects of eventual economic extraction were stated as those contained within gold grade shapes above a 1.50 g/t Au cut-off.

The SRK 2019 measured and indicated resource has seen a reduction in the in-situ ounces of 38%, but an increase in overall grade of 18%, while the inferred resource had a 52% increase in the in-situ ounces, but a 6% decrease in overall grade as compared to the SRK 2012 SRK resource estimate. SRK attributes these changes to more conservative geological modelling, block model interpolation parameters and classification.

Further details regarding the foregoing estimate, including the estimation methods and procedures, will be available in a NI 43-101 Technical Report, which will be filed on SEDAR (www.sedar.com) under the Company's profile within 45 days from the date of this release.

Quality Control – Quality Assurance Program

The above resource estimate was based on drilling programs completed by previous operators. The drill programs incorporated control samples including blanks, duplicates and standards as part of their Quality Control – Quality Assurance Program. The control samples from the drill programs have been reviewed and verified by the Qualified Persons (as defined herein) and the assay results were deemed suitable for resource estimation.

Qualified Person

The resource estimate disclosed herein on the Yellowknife Project was prepared for GoldMining by Ben Parsons, B.Sc., M.Sc., MAusIMM (CP), of SRK Consulting (U.S.), Inc. and Mr. Dominic Chartier, P.Geo. (APGO #2775 and OGQ #874), of SRK Consulting (Canada) Inc. Mr. Parsons and Mr. Chartier are recognized as qualified persons as defined in Canadian National Instrument 43-101 ("NI 43-101"), are independent of the Company and have reviewed and approved the disclosure regarding the resource estimate for the Yellowknife Project disclosed herein. Mr. Chartier completed a site visit to the Yellowknife Project from September 25 to 26, 2018.

SRK previously completed a resource estimate on the Project in 2012 as part of a feasibility study for the previous owner. No new exploration work or drilling has been completed on the Project since the last estimate or the effective date of March 1, 2019 of this estimate.

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Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

Cautionary Note

Investors are cautioned not to assume that any part or all of the mineral deposits in the "measured", "indicated" and "inferred" categories will ever be converted into mineral reserves with demonstrated economic viability or that inferred mineral resources will be converted to the measured and/or indicated categories through further drilling.  In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility or feasibility studies.

About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

Table 2: GoldMining's Aggregated Mineral Resource Statement across all its Projects1,2,3.

	Cut-off[4]	Tonnage	Grade				Contained Metal
Deposit	(g/t)	(Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq (Moz)
Measured Resources
Titiribi[5]	0.3	51.600	0.49	-	0.17	0.78	0.820	-	195.1	1.290
Yellowknife[13]	0.5/1.5	1.176	2.10	-	-	2.10	0.080	-	-	0.080
Total							0.900	-	195.1	1.370
Indicated Resources
Titiribi[5]	0.3	234.200	0.51	-	0.09	0.65	3.820	-	459.3	4.930
Sao Jorge[6]	0.3	14.420	1.54	-	-	1.54	0.715	-	-	0.715
Cachoeira[7]	0.35	17.470	1.23	-	-	1.23	0.692	-	-	0.692
Whistler[8]	0.3	110.280	0.50	1.76	0.14	0.79	1.765	6.130	343.1	2.797
La Mina[9]	0.25	28.170	0.74	1.77	0.24	1.12	0.667	1.607	150.2	1.013
Crucero[12]	0.4	30.653	1.00	-	-	1.00	0.993	-	-	0.993
Yellowknife[13]	0.5/1.5	12.933	2.35	-	-	2.35	0.979	-	-	0.979
Total							9.630	7.737	952.7	12.059
Measured and Indicated Resources
Total							10.530	7.737	1,147.8	13.429

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Inferred Resources
Titiribi[5]	0.3	207.900	0.49	-	0.02	0.51	3.260	-	77.9	3.440
Sao Jorge[6]	0.3	28.190	1.14	-	-	1.14	1.035	-	-	1.035
Cachoeira[7]	0.35	15.667	1.07	-	-	1.07	0.538	-	-	0.538
Whistler[8]	0.3/0.6	311.260	0.47	2.26	0.11	0.68	4.626	22.617	713.5	6.731
La Mina[9]	0.25	12.394	0.65	1.75	0.27	1.07	0.260	0.697	73.3	0.427
Boa Vista[10]	0.5	8.470	1.23	-	-	1.23	0.336	-	-	0.336
Surubim[11]	0.3	19.440	0.81	-	-	0.81	0.503	-	-	0.503
Crucero[12]	0.4	35.779	1.00	-	-	1.00	1.147	-	-	1.147
Yellowknife[13]	0.5/1.5	9.302	2.47	-	-	-	0.739	-	-	0.739
Total							12.444	23.311	864.7	14.896

Table 2 Notes:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.

The above aggregated resource table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or aggregated basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

3.	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
4.	Gold cut-off for all projects except for Whistler, which is gold equivalent cut-off.
5.	Notes for Titiribi:
a.

Based on technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia" prepared by Joseph A. Cantor and Robert E. Cameron of Behre Dolbear & Company (USA), Inc., with an effective date of September 14, 2016, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

b.	Gold equivalent estimated for the Titiribi deposit assumes metal prices of US$1,300/oz gold and US$2.90/lb copper and recoveries of 83% for gold and 90% for copper.
6.	Notes for Sao Jorge:
a.

Based on technical report titled "Technical Report and Resource Estimate on the São Jorge Gold Project, Pará State, Brazil" prepared by Porfirio Rodriguez and Leonardo de Moraes of Coffey Mining Pty Ltd. ("Coffey"), with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

7.	Notes for Cachoeira:
a.

Based on technical report titled "Technical Report and Resource Estimate on the Cachoeira Property, Para“ State, Brazil" prepared by Gregory Z. Mosher, P.Geo. of Tetratech, Inc. with an effective date of April 17, 2013 and amended and re-stated October 2, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

8.	Notes for Whistler:
a.

Based on technical report titled "Technical Report on the Whistler Project" prepared by Gary Giroux of Giroux Consultants Inc., with an effective date of March 24, 2016, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

b.	The Whistler Project is comprised of three deposits: Whistler, Raintree West and Island Mountain.
c.	Gold equivalent estimated for the Whistler deposit assumes metal prices of US$990/oz gold, US$15.40/oz silver and US$2.91/lb copper and recoveries of 75% for gold and silver and 85% for copper.
d.

Gold equivalent estimated for the Raintree West deposit assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 75% for silver.

e.

Gold equivalent estimated for the Island Mountain deposit assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 25% for silver (recovered in copper concentrate).

f.

A gold equivalent cut-off of 0.3 g/t was highlighted in the estimate as a possible open pit cut-off (Whistler, Raintree-shallow and Island Mountain), and a gold equivalent cut-off of 0.6 g/t was highlighted in the estimate as a possible underground cut-off (Raintree-deep).

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9.	Notes for La Mina:
a.

Based on technical report titled "Technical Report on the La Mina Project" prepared by Scott E. Wilson, C.P.G. of Metals Mining Consultants, Inc. ("MMC") with an effective date of October 24, 2016, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

b.	Gold equivalent estimated for the La Mina project assumes metal prices of US$1,275/oz gold, US$17.75/oz for silver and US$2.75/lb for copper and recoveries of 93% for gold and 90% for copper.
10.	Notes for Boa Vista:
a.

Based on technical report titled "Technical Report on the Boa Vista Project and Resource Estimate on the VG1 Prospect, Tapajos Area, Para State, Northern Brazil" prepared by Jim Cuttle, Gary Giroux and Michael Schmulian, with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

11.	Notes for Surubim:
a.

Based on technical report titled "Technical Report on the Rio Novo Gold Project and Resource Estimate on the Jau Prospect, Tapajos Area, Para State, Northern Brazil" ("Surubim Project") prepared by Jim Cuttle and Gary Giroux, with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

12.	Notes for Crucero:
a.	Pit constrained resource estimate based on US$1,500/oz gold, mining cost of US$1.60/t, processing cost of US$16.00/t and pit slope of 47 degrees.
b.

Based on technical report titled "Technical Report on the Crucero Property, Carabaya Province, Peru" prepared by Greg Z. Mosher with an effective date of December 20, 2017, which is available at www.sedar.com under GoldMining's SEDAR profile.

13.	Notes for Yellowknife:
a.	Pit constrained resources with reasonable prospects of eventual economic extraction reported above a 0.50 g/t Au cut-off.
b.	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t.
c.	Underground resources with reasonable prospects of eventual economic extraction stated as contained within gold grade shapes above a 1.50 g/t Au cut-off.
d.	Mineral resource tonnage and grade with reasonable prospects of eventual economic extraction are reported as undiluted and reflect a bench height of 3.0 m.
e.	A technical report documenting the Yellowknife resource estimate, amongst other items, will be filed in due course and will be available at www.sedar.com under GoldMining's SEDAR profile.

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The above aggregated resource statement is provided for information purposes only. Investors should refer to the underlying technical reports referenced above for project-specific factors relating to each resource estimate.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting the Project and statements with respect to the details of the mineral resource estimate. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in resource estimation and the exploration and development of mineral properties, the uncertainties involved in resource estimation and interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, accidents, equipment breakdowns, title and permitting matters, labour disputes or other unanticipated difficulties with or interruptions in operations, fluctuating metal prices, unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs on the Project. These risks, as well as others, including those set forth in GoldMiningꞌs filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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